

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2022

Matt Meeker
Chief Executive Officer
Bark, Inc.
221 Canal Street
New York, NY 10013

> **Re: Bark, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2021**
> **Filed June 7, 2021**
> **File No. 001-39691**

Dear Mr. Meeker:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services